FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For August 19, 2010	Commission File Number: 1-32482

SILVER WHEATON CORP.
(Translation of registrant’s name into English)
Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.

99.1
Second Amended and Restated Silver Purchase Agreement, among Silver Trading (Barbados) Limited, Silver Wheaton (Caymans) Ltd., Primero Mining Corp. and Silver Wheaton Corp., dated as of August 6, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2010

SILVER WHEATON CORP. (Registrant)
By:	/s/ Curt Bernardi
	Name:	Curt Bernardi
	Title:	Vice President, Legal and Corporate Secretary